LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

February 14, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

02015666

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc – File No. 82 - 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of our financial results for the period ended December 31, 2001 distributed at the end of business on February13, 2002.

Please call me at (416) 596-8020 with any questions.

Yours truly,

Peter K. Fritze
Senior Vice-President Corporate Affairs

Enclosure
PKF/tds

LINDSEY MORDEN GROUP INC.

News Release: February 13, 2002
Listed: Toronto Stock Exchange
Stock Symbol: LM

FINANCIAL RESULTS ($ 000)

For the years ended December 31	2001	2000
Revenue	**438,919**	**377,268**
Operating costs	426,226	375,670
Operating earnings	**12,693**	**1,598**
Interest expense	13,488	14,857
Other expense	-	13,838
Loss before goodwill and income taxes	**(795)**	**(27,097)**

Net loss	**(5,839)**	**(23,081)**
Net loss per share	$(0.41)	$(1.94)
Free cash flow (as described below)	**20,630**	**(7,659)**
Free cash flow per share	$1.44	$(0.64)

Revenue in 2001 increased by $61.6 million or 16% over revenue reported in 2000. All operating companies reported growth in revenue. Increased claims activity, the implementation of various new claims programs and Lindsey Morden's appointment to new contracts and projects contributed to the growth.

Operating earnings for the year were significantly higher at $12.7 million compared to $1.6 million reported for 2000. Operating earnings (loss) for the year with comparatives for 2000 were:

For the years ended December 31	2001	2000
Canada	2,696	(1,345)
United States	888	(5,252)
United kingdom	10,626	4,993
Europe	3,244	4,819
International	4,007	4,391
Corporate costs	(8,768)	(6,008)
	12,693	**1,598**

Cost containment and revenue growth contributed to the overall improvement in earnings in Canada, the U.S. and the U.K. Various business units in Europe performed marginally below expectations and this resulted in an overall decline in operating earnings for that region. The decrease in International's operating earnings arose primarily in Asia, largely, a consequence of the economic downturn over the last two years. Increased litigation and severance costs resulted in the year-over-year increase in corporate costs.

Interest expense for the year was $1.4 million lower than interest expense for the year 2000 due to improved cash flow and lower interest rates on bank debt.

There were no other expenses incurred in 2001 compared to $13.8 million non-recurring expenses reported in 2000.

The net loss for the year was $5.8 million (loss of $0.41 per share) compared to a net loss in 2000 of $23.1 million (loss of $1.94 per share). The net loss for both 2001 and 2000 includes goodwill amortization of approximately $9.1 million.

Free cash flow from operations for the year (defined as cash flow from operations less net capital expenditures), excluding the effect of overfunding pension contributions and restructuring costs paid was $20.6 million or $1.44 per share compared to $(7.7 million) or $(0.64) per share for 2000.

The weighted average number of shares outstanding for the year was 14.3 million (11.9 million in 2000). At February 13, 2002 the company had 2,172,829 multiple voting and 12,128,256 subordinate voting shares outstanding.

Lindsey Morden Group Inc. is a holding company, which through its subsidiaries provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims adjusting and appraisal training courses in the United States.

For further information, please contact Peter Fritze, Senior Vice-President, Corporate Affairs, at (416) 596-8020. Website: www.lindseymordengroupinc.com